[Letterhead of E-House (China) Holdings Limited]
September 29, 2010
VIA EDGAR AND FACSIMILE
Cicely LaMothe, Branch Chief
Wilson K. Lee, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	E-House (China) Holdings Limited (the “Company”) Form 20-F for the Year Ended December 31, 2009 (“2009 20-F”) Filed on April 23, 2010 File No. 000-53043
Dear Mr. LaMothe and Mr. Lee:
This letter sets forth the Company’s response to the comments contained in the letter dated September 2, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F. The comments are repeated below and followed by the response thereto.
Form 20-F for the Year Ended December 31, 2009
Financial Statements and Notes
Consolidated Statements of Cash Flows, page F-7
1. Please explain why the purchase of non-controlling interests is characterized as a financing activity within your statements of cash flows.
In determining the classification of the Company’s purchase of noncontrolling interests, the Company referred to ASC 810-10-45-23, which states that “changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners).” Accordingly, the Company concluded that because distributions to noncontrolling interest holders (in their capacity as equity holders) are considered equity transactions, they should be reflected as cash outflows from financing activities in accordance with ASC 230-10-45-15, which states that “the ownership interests in the subsidiary that are held by owners other than the parent is a noncontrolling interest. The noncontrolling interest in a subsidiary is part of the equity of the consolidated group.”

Note 21 — Related Party Balances and Transactions
(d) Real Estate Investment Fund Management, page F-47
2. Based on your disclosure here and in your subsequent event footnote, we note that you formed limited partnership entities in January 2008 and 2010 where your 51% owned and consolidated subsidiaries served the role as general partner. Please clarify whether these limited partnerships are consolidated into the results of your subsidiary. Your response should tell us how you considered the guidance in FASB ASC Subtopic 810-20 in determining whether consolidation is appropriate given the general partnership role held by your subsidiary. In addition, please show us the disclosure you will include in future filings to address this issue.
The Company respectfully advises the Staff that the Company did not consolidate E-House China Real Estate Investment Fund I, L.P. (the “Fund”), formed in January 2008, or E-House Shengyuan Equity Investment Center (the “Center”), formed in January 2010, in its consolidated financial statements. The Company considered the guidance in FASB ASC Subtopics 810-20 in making such determinations, as further described below.
The Fund and the Center:
As the Company concluded that the Fund and the Center are not variable interest entities, it analyzed whether consolidation was required under ASC 810-20. The Company first concluded that the presumption of their control of the Center, as a general partner (the “GP”), was overcome given the limited partners’ (the “LPs”) unilateral “kick-out” rights. Consistent with ASC 810-20-25-5, the LPs can exercise their kick-out rights and remove the GP without cause via a 50% vote of LPs that are not related parties of the GP. The Company then concluded that the presumption of their control of the Fund, as the GP, was overcome given the LPs’ unilateral kick-out rights. Consistent with ASC 810-20-25-5, the LPs can exercise their kick-out rights and dissolve (liquidate) the Fund via a 50% vote of LPs that are not related parties of the GP. Further, there are no barriers present that would prevent the LPs from exercising such kick-out rights, as described in ASC 810-20-25-8b. Based on this analysis, the Company concluded that the kick-out rights held by the LPs are substantive and overcome the presumption of control by the GP. Therefore, the Company does not consolidate the Fund or the Center; rather it accounts for its investment using the equity method of accounting in accordance with ASC 323-10.
The Company will include the following disclosure in its future filings:
The Fund and the Center are not consolidated by the Group as the Group does not control the Fund or the Center given that the limited partners have substantive kick-out rights through their ability to dissolve (liquidate) the Fund or remove the Group as the general partner of the Center without cause, in each case with a vote of 50% of the limited partners that are not related parties of the Group. The Group’s investments in these funds are accounted for using the equity method as its role as a general partner provides it with significant influence over their activities.
*            *            *

The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 20-F, please contact the undersigned at (86 21) 6133-0700 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,
/s/ Li-Lan Cheng
Li-Lan Cheng
Chief Financial Officer

cc:	Xin Zhou, Executive Chairman, E-House (China) Holdings Limited
Jianjun Zang, Acting Chief Executive Officer, E-House (China) Holdings Limited
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
John Hung, Deloitte Touche Tohmatsu CPA Ltd., Shanghai
John Wilde, Deloitte Touche Tohmatsu CPA Ltd., Shanghai

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